S 18001286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multiple Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15615 Alton Parkway Suite 450
(No. and Street)

Irvine (City) CA (State) 62618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Flammer (949) 753-2727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.B.

OATH OR AFFIRMATION

I, Michael Flammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multiple Financial Services, Inc.
of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

3/12/2018

President
Title

Notary Public

SARAH THOMAS
COMM...2145539
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. March 7, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Multiple Financial Services, Inc.

Registered Securities Broker Dealer
Member FINRA/SIPC
Registered Investment Advisor

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ending: December 31, 2017

Contents

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Multiple Financial Services, Inc.
15615 Alton Parkway Suite 450
Irvine CA 62618

Opinion on The Financial Statements

We have audited the statement of financial condition of Multiple Financial Services, Inc. (the "Company") as of December 31, 2017 and December 31, 2016, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for the two years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on the audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to fraud or error.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

We have served as Multiple Financial Services, Inc.'s auditor since December 31, 2016.

Katy, TX 77450

March 10, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Multiple Financial Services, Inc.

Balance Sheet

As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
1000 · Cash	507.34
1020 · Union Bank Savings Account	5,100.20
1030 · TDA Sundry Account	258.17
Total Checking/Savings	5,865.71
Accounts Receivable	
1055 · Accounts Receivable	6,648.10
Total Accounts Receivable	6,648.10
Other Current Assets	
1110 · FINRA Flex Funding Account	86.64
1200 · Firm Investment Account	62,941.67
Total Other Current Assets	63,028.31
Total Current Assets	75,542.12
Fixed Assets	
Office Equipment	0.00
Other fixed assets	0.00
Total Fixed Assets	0.00
TOTAL ASSETS	75,542.12
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Best Buy	1,100.00
Corp Acct - 9229	926.02
Corp Acct -7188	3,075.14
Costco - 2481	621.31
Total Credit Cards	5,722.47
Other Current Liabilities	
3800 · Payroll Liabilities	2,702.74
Total Other Current Liabilities	2,702.74
Total Current Liabilities	8,425.21
Total Liabilities	8,425.21
Equity	
Draw - Officer's	4,700.00
1520 · Capital Stock	16,288.80
1610 · Retained Earnings	(4,561.77)
3000 · Opening Bal Equity	3,959.00
Net Income	46,730.88
Total Equity	67,116.91
TOTAL LIABILITIES & EQUITY	75,542.12

Multiple Financial Services, Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
3895 · Adjustments and Credits	21.36
3900 · Investment Co. Shares UIT/Funds	35,193.15
3920 · RIA Advisory Services	65,321.28
3950 · Other Revenue	2,306.18
Total Income	102,841.97
Gross Profit	102,841.97
Expense	
Compliance Services	500.00
Interest and/or Penalties	1.30
Renewals	910.00
11202 · Payroll Expenses	7,702.74
14060 · Data Technology/Communication	7,651.44
14200 · Regulatory Fees	2,693.60
4000 · Commissions & Advisor Fees	7,432.07
4040 · Other Compensation	22.39
5000 · Accounting/Legal	4,525.28
5020 · Advertising	985.58
5040 · Bank Service Charges	200.00
5050 · Business Consulting	1,000.00
6160 · Dues and Subscriptions	2,810.00
6180 · Insurance	8,717.23
6200 · Finance Charge/Interest	0.78
6230 · Licenses and Permits	1,840.42
6240 · Miscellaneous Expense	183.00
6245 · Office Supplies	895.89
6250 · Postage/Shipping	445.69
6270 · Rent	5,018.97
6300 · Equipment	3,928.42
6350 · Travel & Ent	9,167.17
6820 · Taxes	923.26
Total Expense	67,555.71
Net Ordinary Income	35,286.26
Other Income/Expense	
Other Income	
7030 · Dividend Income	863.50
7040 · Interest Income	2.12
Total Other Income	865.62
Other Comprehensive Income/Expense	
7060 · Unrealized Gains	16,269.07
8000 · Unrealized Losses	(5,690.55)
Net Other Comprehensive Income	10,578.92
Net Comprehensive Income	46,730.88

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Cash Flows

for the Year-Ended: December 31, 2017

Net Income	$	46,731
Adjustments to reconcile Net Income to net cash provided by (used) in operating activities:		
Accounts receivable		(5,585)
Flex account		(40)
Accounts payable		8,322
Net Cash Provided by (Used in) Operating Activities		(2,697)
Investing Activities		
Marketable securities		(10,579)
Net Cash Used Investing Activities		(10,579)
Financing Activities		
Distributions		(51,300)
Net Cash Provided By (Used in) Financing Activities		(51,300)
Net increase (decrease) in cash and equivalents		(12,451)
Cash and equivalents at beginning of period		18,316
Cash and equivalents at end of period	$	5,866

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended: December 31, 2017

	Common Stock		Paid in	Retained	Unrealized	
	Shares	Amount	Capital	Earnings	Gain (Loss)	Total
Balance, as of December 31, 2016	200,000	$ 16,289	$ 3,959	$ 51,438	-	$ 71,686
Distributions		-	-	$ (51,300)	-	$ (51,300)
Net Income		-	-	$ 46,731	-	$ 46,731
Balance, as of December 31, 2017		$ 16, 289	$ 3,959	$ 46,869	-	$ 67,117

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended: December 31, 2017

Subordinated Borrowings at January 1, 2017	$	-
Increases:		-
Decreases:		-
Subordinated Borrowings at December 31, 2017	$	-
		=======

The accompanying notes **are an** integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.
Notes to Financial Statements
As of and for the Year-Ended: December 31, 2017

Note 1 - Organization and Nature of Business

Multiple Financial Services, Inc. (the " Company ") is a California corporation incorporated on June 2, 1999. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company serves primarily individual customers in Southern California.

Note 2- Significant Accounting Policies

Basis of Presentation- The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and /or securities. The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

Mutual fund retailer
Broker or dealer selling variable life insurance or annuities
Investment advisory services
Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Us e of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, all other circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Depreciation- Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition- The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3- Fair Value

FASB ASC 820 defines fair value establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis As of December 31, 2017

Assets	Level 1	Level 2	Level 3	Total
Marketable Securities	**$ 62,942**	**-**	**-**	**$ 62,942**

Note 4- Marketable Securities

Marketable securities include stocks with a fair market value of $62,942. The accounting for the mark-to-market Unrealized Gain of $10,681 is recorded in other comprehensive income.

Note 5-Property and Equipment, Net

The property and equipment are recorded at cost and summarized by major classifications as follows:

		Life in Years
Machinery and equipment	$14,560	5
Furniture and fixtures	5,990	7
Total Fixed Assets	$ 20,550	
Less accumulated depreciation	$ (20,550)	
Property and equipment net	$ -	

Depreciation expense for the year ended December 31 ,2017 is $0.00.

Note 6- Operating Lease Commitments

The Company had a non-cancellable month-to-month operating lease which had no expiration date for the last eight years and no increase in rents. The Company agreed to annual lease/rent increases between 5 and 10% depending on occupancy demands and other business decisions to be made by the lessor. There is the possibility that the Company could relocate to another office location if the lease rates, in the option of senior management, becomes excessive.

Year	Office Lease
2017	$ 378.75, remaining throughout entire year
2018	$ 378.75, remaining until further otherwise noticed

Note 7- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary. the credit standing of each counter-party.

Note 8 - Income Taxes

The Company has elected the S Corporate tax status; therefore, no federal income tax provision is provided. The tax provision of $800 is the California minimum franchise tax.

Note 9-Contingency

There has been no need for listed contingencies during the 2017 Calendar year as there has been no complaints or arbitration proceedings.

Note 10- Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31 ,2017, through February 16th, 2018, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred. the nature of which would require disclosure.

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended: December 31, 2017

Computation of Net Capital

Stockholder's Equity		$ 67,117
Non-Allowable Assets		
FINRA Flex Funding Account	87	
Total Non-Allowable Assets	87	
Haircuts on Securities Positions		
Securities Haircuts	9,441	
Undue Concentration Charges	-	
Total Haircuts on Securities Positions	9,441	
Net Allowable Capital		$ 57,589

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 562
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 52,589

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 8,425
Percentage of Aggregate Indebtedness to Net Capital	14.63 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2017	$ 57,589
Adjustments	
Increase (Decrease) in Equity	(-,---)
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 57,589
Reconciled Difference	-

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended: December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $57,589 which was $52,589 in excess of its required net capital of 5,000. The Company's net capital ratio was .15:1 (14.63%). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special account for the exclusive benefit of customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Michael Flammer
Multiple Financial Services, Inc.
15615 Alton Parkway Suite 450
Irvine, CA 62618

Dear Michael Flammer:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Multiple Financial Services, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Multiple Financial Services, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Multiple Financial Services, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Multiple Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Multiple Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

Katy, TX 77450

March 10, 2018

MFS
Multiple Financial Services, Inc.
Registered Securities Broker Dealer
Member FINRA/SIPC
Registered Investment Advisor

Corporate Offices:
15615 Alton Parkway, Suite 450
Irvine, California 92618

Main: (949) 753 - 2727.
Fax: (888) 831 - 3236.

February 20, 2018

Bryant A. Gaudette CPA
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of my knowledge and belief, Multiple Financial Services, Inc., herein after referred to as MFS, a registered securities broker dealer firm, does hereby:

1. Claim exemption **15c3-3(k)(2)(i)** from 15c3-3; and

2. Further states that MFS has met the identified exemption from January 1st, 2017 through December 31st, 2017, without exception, unless, noted in number 3 below; and finally

3. That MFS affirms that it has no exceptions to report this fiscal year.

Regards,

Michael Henry Flammer, CEO / FINOP